
Mailstop 3233

December 21, 2017

Via E-mail
Mr. Patrick F. Hart III
Member of the Executive Committee
Frontier Fund Management LLC
c/o Wakefield Funds
25568 Genesee Trail Road
Golden, Colorado 80401

> **Re:** **Equinox Frontier Funds**
> **Frontier Balance Fund**
> **Frontier Diversified Fund**
> **Frontier Heritage Funds**
> **Frontier Long-Short Commodity Fund**
> **Frontier Masters Fund**
> **Frontier Select Fund**
> **Frontier Winston Fund**
> **Form 10-K**
> **Filed March 31, 2017**
> **File No. 000-51274**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that the Trust is not registered as an investment company under the Investment Company Act of 1940. Please tell us if the Trust is relying on the Managed Futures Association (July 15, 1996) no-action letter, and if so, how the Trust's current structure fits within the framework of that relief.

2.   Disclosure on page F-41 indicates that the Managing Owner may waive the management fee to the extent any related management fee is embedded in a swap or other derivative instrument. You also note that any management fee embedded in a swap or other derivative instrument may be greater or less than the management fee that would otherwise be charged to the Series by the Managing Owner. Please tell us if the aggregate fees embedded in swaps and derivative instruments are material and how such fees are determined.

Signatures

3.   We note your response to comment 8, in your letter to the staff dated February 3, 2012, in which you state your intent to modify your signature page in future Exchange Act reports in accordance with the Form 10-K filing instructions, to include the signature of your principal financial officer and principal accounting officer or controller. We are unable to locate responsive revisions. Please explain to us how your signature page is in conformity with General Instruction D of Form 10-K or confirm your intent to revise future Exchange Act periodic reports. Please also ensure your future certifications are properly signed by a principal financial officer or principal accounting officer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Oprations

Results of Operations for the Twelve Months Ended December 31, 2016

4.   We note that the financial statements of Equinox Frontier Funds, and the related series. (the investor funds) have been prepared using a fund of funds presentation. As such the investor funds' pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these embedded expenses, included any embedded commissions and transaction fees, as part of your analysis of the unrealized gains (losses).

Financial Statements

Footnotes to Financial Statements

Swap Contracts, page F-36

5.   We note your disclosure that in some cases series of the trust have taken advances on total return swaps, and incur interest charges on these advances. Please tell us where the interest charged on these advances is classified in the Statements of Operations. Additionally, please tell us whether any other charges are charged by the counterparty related to these swap agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at 202-551-3799 or Kim McManus at 202-551-3215 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities